UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2012

Commission File Number 001-35463

Taro Pharmaceutical Industries Ltd.

(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 26110, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Taro Pharmaceutical Industries Ltd.
c/o Taro Pharmaceuticals U.S.A., Inc. Three Skyline Drive Hawthorne, New York 10532 (NYSE: TARO)

FOR IMMEDIATE RELEASE

CONTACTS:
Michael Kalb	William J. Coote
GVP, CFO	VP, Treasurer
(914) 345-9001	(914) 345-9001
Michael.Kalb@taro.com	William.Coote@taro.com

TARO PROVIDES RESULTS FOR QUARTER ENDED JUNE 2012
Net Sales Increases 43%, EPS Increases to $1.41 from $0.80

Hawthorne, NY, August 6, 2012 - Taro Pharmaceutical Industries Ltd. (NYSE: TARO) (“Taro” or the “Company”) today provided unaudited financial results for the three month period ended June 30, 2012.

As previously announced, the Company changed its fiscal year end from December 31 to March 31 to align Taro's fiscal reporting and annual budgeting periods with that of its major shareholder, Sun Pharmaceutical Industries Ltd. (Reuters: SUN.BO, Bloomberg: SUNP IN, NSE: SUNPHARMA, BSE: 524715) (together with its subsidiaries and affiliates, “Sun Pharma”). As a result, the financial results contained in this release represent the first quarter of the Company’s new fiscal year ending March 31, 2013.

Quarter ended June 30, 2012 Highlights - compared to June 30, 2011
●	Net sales of $159.2 million, increased $47.6 million, or 42.6%
●	Gross profit, as a percentage of net sales was 71.7%, compared to 60.1%
●	Research and development expenses increased 47.6% to $11.5 million
●	Selling, marketing, general and administrative expenses decreased $1.5 million, and as a percentage of net sales decreased to 14.8%, compared to 22.5%
●	Operating income increased to $79.0 million, or 49.6% of net sales, compared to $34.2 million, or 30.6% of net sales; a $44.8 million or 131.2% increase
●	Income tax increased $21.2 million from a $4.7 million benefit to an expense of $16.5 million
●	Net income attributable to Taro was $62.9 million compared to $35.7 million, a $27.2 million increase, resulting in diluted earnings per share of $1.41 compared to $0.80.

Cash Flow and Balance Sheet Highlights
●	Cash flow provided by operations was $19.2 million compared to $33.3 million, primarily due to the payment of income taxes as reflected in the significant decrease in trade and other payables
●	Cash, including marketable securities, increased $18.3 million to $352.6 million from March 31, 2012.

Mr. Kal Sundaram, Taro’s Chairman stated, “We are pleased to present this quarter’s results to Taro’s shareholders, reflecting a good performance despite the prevailing economic uncertainties in our major markets.  We are also pleased to note the increased R&D spend which is essential to keep us competitive in the long-term. However, we remain cautious of the increasing competition and consequential erosion of volume on some of our major products and the challenge in maintaining current performance.”

- more -

Taro Pharmaceutical Industries Ltd.

FDA Approvals and Filings

The Company recently received two approvals from the U.S. Food and Drug Administration (“FDA”) for its Abbreviated New Drug Applications (“ANDAs”) for Clobetasol Propionate Lotion, 0.05% and Escitalopram Oxalate Oral Solution, 5mg (base)/5mL. During the quarter, the Company filed one ANDA and one New Drug Application (“NDA”) with the FDA.  With this, ANDAs representing fifteen products as well as two NDAs await FDA approval.

Taro Special Committee Rejects Proposal from Sun Pharma

On July 19, 2012, the Company announced that the Special Committee of its Board of Directors unanimously rejected the October 18, 2011 unsolicited, non-binding offer from Sun Pharma to purchase all of the issued and outstanding shares of Taro not currently held by Sun Pharma for $24.50 per share as inadequate and not in the best interests of Taro’s minority shareholders.

Form 20-F Filings with the SEC

During the quarter, the Company filed a Transition Report on Form 20-F, with unaudited results, with the U.S. Securities and Exchange Commission (“SEC”) to cover the transition period from January 1, 2012 to March 31, 2012, that resulted from the change in the Company’s fiscal year.

The Company cautions that the foregoing financial information is presented on an unaudited basis and is subject to change.

************************

About Taro
Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.  For further information on Taro Pharmaceutical Industries Ltd., please visit the Company’s website at www.taro.com.

SAFE HARBOR STATEMENT
The unaudited consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments necessary to present fairly the financial condition and results of operations of the Company.  The unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements included in the Company’s Annual Report on Form 20-F, as filed with the SEC.

Taro Pharmaceutical Industries Ltd.

Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, statements that do not describe historical facts and statements that refer or relate to events or circumstances the Company “estimates,” “believes,” or “expects” to happen or similar language, and statements with respect to the Company’s financial performance, availability of financial information, and estimates of financial results and financial information for 2012.  Although the Company believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurances that its expectations will be attained.  Factors that could cause actual results to differ include actions of the Company's lenders and creditors, general domestic and international economic conditions, industry and market conditions, changes in the Company's financial position, litigation brought by any party in any court in Israel, the United States, or any country in which Taro operates, regulatory and legislative actions in the countries in which Taro operates, and other risks detailed from time to time in the Company's SEC reports, including its Annual Reports on Form 20-F.  Forward-looking statements are applicable only as of the date on which they are made.  The Company undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.

**Financial Tables Follow**

Taro Pharmaceutical Industries Ltd.

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(U.S. dollars in thousands, except share data)

	Three Months Ended
	June 30,
	2012	2011

Sales, net	$159,152	$111,584
Cost of sales	45,056	44,524
Gross Profit	114,096	67,060

Operating Expenses:
Research and development, net	11,525	7,807
Selling, marketing, general and administrative	23,584	25,092
Operating Income	78,987	34,161

Financial Expenses, net:
Interest and other financial expense	390	624
Foreign exchange (income) expense	(708)	2,431

Other income, net	365	752
Income before income taxes	79,670	31,858
Tax expense (benefit)	16,510	(4,719)
Income from continuing operations	63,160	36,577
Net income (loss) from discontinued operations(1)	10	(249)
Net income	63,170	36,328
Net income attributable to non-controlling interest(2)	259	639
Net income attributable to Taro	$62,911	$35,689

Net income per ordinary share from continuing operations attributable to Taro:
Basic	$1.41		$0.81
Diluted	$1.41		$0.81

Net income (loss) per ordinary share from discontinued operations attributable to Taro:
Basic	$0.00	*	$(0.01)
Diluted	$0.00	*	$(0.01)

Net income per ordinary share attributable to Taro:
Basic	$1.41		$0.80
Diluted	$1.41		$0.80

Weighted-average number of ordinary shares used to compute net income per ordinary share:
Basic	44,542,808	44,511,229
Diluted	44,643,181	44,568,588

(1)
In 2010, the Company closed its Ireland manufacturing facility and decided to sell the facility and has therefore classified the losses attributable to its Irish subsidiary as losses from discontinued operations.

(2)
The impact of the Company adopting FASB ASC Section 810-10-65, which requires the Company to allocate income or loss attributable to a non-controlling interest based on the respective ownership percentages.

* Amount is less than $0.01.

Taro Pharmaceutical Industries Ltd.

TARO PHARMACEUTICAL INDUSTRIES LTD.
 SUMMARY CONSOLIDATED BALANCE SHEETS
(Unaudited)
(U.S. dollars in thousands)

	June 30,	March 31,
	2012	2012
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$191,247	$238,266
Short-term bank deposits	151,317	72,440
Restricted short-term bank deposits	6,980	15,780
Marketable securities	3,043	7,835
Accounts receivable and other: Trade, net	120,239	111,130
Other receivables and prepaid expenses	101,775	98,501
Inventories	104,049	109,638
Long-term assets held for sale, net(1)	66	71
TOTAL CURRENT ASSETS	678,716	653,661

Long-term receivables and other assets	18,672	19,972
Property, plant and equipment, net	147,779	150,750
Other assets	31,018	32,041
TOTAL ASSETS	$876,185	$856,424

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current maturities of long-term debt	$10,566	$10,957
Trade payables and other current liabilities	147,545	187,942
TOTAL CURRENT LIABILITIES	158,111	198,899

Long-term debt, net of current maturities	26,947	27,949
Deferred taxes and other long-term liabilities	6,240	6,618
TOTAL LIABILITIES	191,298	233,466

Taro shareholders’ equity	680,678	619,008
Non-controlling interest(2)	4,209	3,950

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$876,185	$856,424

(1)	In 2010, the Company closed its Ireland manufacturing facility and decided to sell the facility and therefore has classified the related assets as held for sale.
(2)
The impact of the Company adopting FASB ASC Section 810-10-65, which requires the Company to allocate income or loss attributable to a non-controlling interest based on the respective ownership percentages.

Taro Pharmaceutical Industries Ltd.

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED STATEMENT OF CASH FLOWS
(Unaudited)
(U.S. dollars in thousands)

	Three Months Ended June 30,
	2012	2011
Operating Activities
Net income	$63,170	$36,328
Adjustments required to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	4,542	4,754
Stock-based compensation	8	38
Loss on sale of marketable securities and long-lived assets	32	-
(Decrease) increase in long-term debt due to currency fluctuations	(1,208)	1,325
Increase in trade receivables	(9,312)	(1,199)
Change in derivative instruments, net	4,921	(332)
Increase in other receivables, prepaid expenses and other assets	(5,493)	(6,833)
Decrease (increase) in inventories	4,898	(4,744)
Foreign exchange effect on intercompany balances	(1,602)	1,762
(Decrease) increase in trade and other payables and accruals	(40,748)	2,250
Net cash provided by operating activities	19,208	33,349

Investing Activities:
Purchase of property plant & equipment, net of related grants	(1,783)	(1,353)
Investment in other intangible assets	(20)	-
Proceeds from long-term deposits and other assets	18	-
Investment in short-term and restricted bank deposits	(71,129)	(536)
Proceeds from marketable securities	4,792	923
Net cash used in investing activities	(68,122)	(966)

Financing Activities:
Proceeds from the issuance of shares, net	3,804	227
Repayments of long-term debt	(185)	(12)
Repayments of short-term bank debt, net	-	(3,874)
Net cash provided by (used in) financing activities	3,619	(3,659)

Effect of exchange rate changes	(1,724)	107
Net (decrease) increase in cash	(47,019)	28,831
Cash at beginning of period	238,266	78,872

Cash at end of period	$191,247	$107,703

#####

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  August 6, 2012

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ James Kedrowski
Name: James Kedrowski
Title: Interim Chief Executive Officer and Director